UNITED STATES*
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____)*


                iShares Barclays 20+ Year Treasury Bond Fund
                ------------------------------------------------
                                (Name of Issuer)


                               Exchange Traded Fund
                         ------------------------------
                         (Title of Class of Securities)


                                    464287432
                                 --------------
                                 (CUSIP Number)


                              December 31, 2010
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ X ]     Rule 13d-1(b)

          [   ]     Rule 13d-1(c)

          [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464287432

                1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                    Endowment Advisers, L.P.: 20-0691991


                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [   ]

                    (b)  [   ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization of each

                    Reporting Person:     Delaware, U.S.A.


Number of       5.  Sole Voting Power:        0
Shares Bene-
ficially
Owned by Each   6.  Shared Voting Power:      1,388,996
Reporting
Person With:    7.  Sole Dispositive Power:   0

                8.  Shared Dispositive Power: 1,388,996


                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 1,388,996


               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

               11.  Percent of Class Represented by Amount in Row (9): 5.32%


               12.  Type of Reporting Person (See Instructions)

                       IA


ITEM 1.

          (a)       Name of Issuer: iShares Barclays 20+ Year Treasury Bond
                                    Fund

          (b)       Address of issuer's Principal Executive Offices

                         c/o Blackrock Fund Advisors
                         400 Howard Street
                         San Francisco, CA  94105




ITEM 2.

          (a)       Name of Person Filing

                         Endowment Advisers, L.P.


          (b)       Address of Principal Business Office or, if none, Residence

                         4265 San Felipe, 8th Floor
                         Houston, Texas 77027


          (c)       Citizenship of each Reporting Person:

                    Delaware, U.S.A.


          (d)       Title of Class of Securities

                    Exchange Traded Fund


          (e)       CUSIP Number  464287432

ITEM 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)       Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)   x   An investment adviser in accordance with
                    Sec. 240.13d-1 (b)(1)(ii)(E).

          (f) An employee benefit plant or endowment fund in accordance with Sec. 140.13d-1(b)(1)(ii)(F).

          (g) A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G).

          (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)       Group, in accordance with Sec. 240.13d-1(b)1(ii)(J).


ITEM 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
          Item 1.

          (a)   Amount beneficially owned:  1,388,996
                Endowment Advisers, L.P., in its capacity as investment adviser, may be deemed to beneficially own shares of the Issuer which are held of record by The Endowment Master Fund, L.P.

          (b)   Percent of class:           5.32%

          (c)   Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote:     0

                   (ii)   Shared power to vote or to direct the vote:
                          1,388,996

                  (iii)   Sole power to dispose or to direct the disposition

                          of:  0

                   (iv)   Shared power to dispose or to direct the disposition

                          of:  1,388,996

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see Sec. 204.13d-3(d)(1).

ITEM 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following [   ].



Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

The securities as to which this Schedule is filed by Endowment Advisers, L.P., in its capacity as investment adviser, are owned of record by clients of Endowment Advisers, L.P. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows: The Endowment Master Fund, L.P.



ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable.



ITEM 8.   Identification and Classification of Members of the Group

          Not Applicable.

ITEM 9.   Notice of Dissolution of Group

          Not Applicable.



ITEM 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Endowment Advisers, L.P.
                                  Date: February 3, 2011


                                  By: /s/ Paul A. Bachtold
                                      ---------------------------
                                          Paul A. Bachtold
                                       Chief Compliance Officer